UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

GENMARK DIAGNOSTICS, INC.

(Name of Subject Company)

GENMARK DIAGNOSTICS, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

372309104

(CUSIP Number of Class of Securities)

Scott Mendel

Chief Executive Officer and President

GenMark Diagnostics, Inc.

5964 La Place Court

Carlsbad, California 92008

Telephone: (760) 448-4300

Facsimile: (760) 683-6876

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Eric J. Stier, Esq.

Senior Vice President, General Counsel and Secretary

GenMark Diagnostics, Inc.

5964 La Place Court

Carlsbad, California 92008

Telephone: (760) 448-4327

Facsimile: (760) 683-6876

Patrick O’Malley, Esq.

4365 Executive Drive, Suite 1100

San Diego, CA 92121

Telephone: (858) 677-1400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by GenMark Diagnostics, Inc., a Delaware corporation (the “Company,” “GenMark,” “we” or “us”), with the Securities and Exchange Commission (the “SEC”) on March 25, 2021.

This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Geronimo Acquisition Corp., a Delaware corporation (“Merger Sub”), a wholly owned subsidiary of Roche Holdings, Inc., a Delaware corporation (“Roche”), to acquire all of the issued and outstanding Shares at a price per Share equal to $24.05 (the “Offer Price”), net to the seller in cash, without interest and subject to deduction for any required withholding taxes. The Offer is disclosed in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Roche and Merger Sub with the U.S. Securities and Exchange Commission (the “SEC”) on March 25, 2021, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 25, 2021 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”).

The information in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is incorporated in this Amendment No. 3 by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Schedule 14D-9 and page number references herein refer to the Schedule 14D-9.

Items 1 through 9, and Item 11.

Items 1 through 9 of the Schedule 14D-9 are hereby amended and supplemented as follows:

Item 8. Additional Information

1.	The following is hereby added as a new section at the end of Item 8:

“Expiration of the Offer

The Offer and withdrawal rights expired at 12:00 midnight, Eastern Time, at the end of the day on April 21, 2021 (such date and time, the “Expiration Time”). Citibank, N.A. (the “Depositary”) has advised that, as of the Expiration Time, 61,201,761 Shares had been validly tendered (excluding all Shares delivered pursuant to guaranteed delivery instructions for which certificates have not yet been delivered) and not properly withdrawn pursuant to the Offer, representing approximately 82.9% of the Shares outstanding at the time of the expiration of the Offer. In addition, Notices of Guaranteed Delivery had been delivered for 2,564,732 Shares, representing approximately 3.5% of the Shares outstanding at the time of the expiration of the Offer. The number of Shares validly tendered (excluding all Shares delivered pursuant to guaranteed delivery instructions for which certificates have not yet been delivered) and not properly withdrawn pursuant to the Offer satisfies the Minimum Condition.

All conditions to the Offer having been satisfied or waived, and on April 22, 2021, Merger Sub accepted for payment all Shares validly tendered and not properly withdrawn prior to the Expiration Time, and payment of the Offer Price for such Shares will be made promptly.

Following expiration of the Offer and acceptance for payment of the Shares, Roche completed its acquisition of GenMark by consummating the Merger pursuant to the terms of the Merger Agreement and without a meeting of stockholders of GenMark in accordance with Section 251(h) of the DGCL. At the Effective Time, Merger Sub was merged with and into GenMark, with GenMark continuing as the Surviving Corporation and a wholly owned subsidiary of Roche, and each Share that was issued and outstanding immediately prior to the Effective Time (other than Shares held by GenMark or any of its subsidiaries, Roche, Merger Sub, any other subsidiary of Roche, or any stockholders who have properly exercised their appraisal rights under Section 262 of the DGCL) was cancelled and converted into the right to receive an amount in cash equal to the Offer Price, net to the seller in cash, without interest and less any required withholding taxes. The Shares will no longer be listed on the Nasdaq Global Market.

On April 22, 2021, the Company and Roche Holding Ltd, the ultimate parent company of Roche, issued a joint media release relating to the expiration of the Offer and the anticipated consummation of the Merger. The joint media release is attached as Exhibit (a)(5)(j) hereto, and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description

(a)(5)(j)	Joint Media Release issued by Roche Holdings Ltd and GenMark on April 22, 2021.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: April 22, 2021

GenMark Diagnostics, Inc.

By:	/s/ Eric Stier
Name: Eric Stier
Title: Senior Vice President, General Counsel and Secretary

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